VEON reports revenue growth for 5M22 at AGM

Amsterdam, 29 June 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides mobile connectivity and services, will disclose key financial highlights for the first five months of 2022 ("5M22") at the annual general meeting of shareholders (the "AGM") being held today.

VEON Group 5M22 consolidated revenue, is in positive territory, up by 1.3% in reported currency, and by 8.7% YoY in local currency terms, with six of our eight countries reporting double-digit local currency revenue growth for the period.

Group CEO Kaan Terzioglu commented: "Our digital operator strategy is delivering solid results, enabled by growing 4G penetration. VEON Group's topline growth was an encouraging 8.7% YoY in local currency terms, driven by solid performance in our operations, despite the particularly challenging circumstances. Building on an expanding portfolio of services and with a constant focus on customer experience, our operations are growing their subscriber base, improving their user engagement, reducing churn, increasing their ARPU levels and gaining market share. I am proud of the work done by our teams, and would like to thank our Board and shareholders for their support."

The table below details the 5M22 revenue and EBITDA trends on a country-by-country basis:

MAY 2022 YTD	REVENUE	REVENUE	EBITDA	EBITDA	*norm EBITDA
	YoY growth	YoY growth	YoY growth	YoY growth	YoY growth
	(reported)	(local currency)	(reported)	(local currency)	(local currency)
VEON Group	1.3%	8.7%	-2.0%	5.4%	7.3%
Russia	-1.5%	3.5%	0.5%	5.2%	
Pakistan	-5.6%	10.2%	-4.2%	12.0%	
Ukraine	7.2%	10.8%	-3.4%	-0.2%	4.4%
Kazakhstan	13.5%	20.5%	7.2%	14.1%	18.3%
Bangladesh	7.7%	9.8%	0.6%	2.5%	
Uzbekistan	17.0%	23.1%	8.0%	13.6%	
Georgia	22.5%	12.1%	26.6%	15.4%	
Kyrgyzstan	8.2%	10.7%	-48.2%	-47.1%	18.2%

* EBITDA normalised in Ukraine and Kazakhstan is related to employee support and the extraordinary charitable donations in 1Q22. Kyrgyzstan relates to a reversal of a tax accrual in 2Q21.

The full AGM presentation is available on the VEON Group website at https://www.veon.com/investors/equity-investors/agm/.

Disclaimer

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.

Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. VEON’s year-to-date results presented in this press release are, unless otherwise stated, based on IFRS, using internal management accounts, are the responsibility of management and are subject to financial closing procedures which have not yet been completed and have not been externally audited, reviewed or verified. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the quarter or any future period. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information VEON Investor Relations Nik Kershaw ir@veon.com